SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _______________ to __________

                           Commission File No. 1-5519

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CDI CORPORATION 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    CDI CORP.

                          1717 Arch Street, 35th Floor

                      Philadelphia, Pennsylvania 19103-2768

                                      INDEX

Item              .........                                              Page
----                                                                     ----

Signature..................................................................2

Audited Plan Financial Statements and Schedules Prepared in Accordance

With the Financial Reporting Requirements of ERISA.........................3

Exhibit Index..............................................................16

Exhibit ...................................................................17

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 CDI CORPORATION 401(K) SAVINGS PLAN

Date:....10/15/98 .........      By:/s/ JOSEPH R. SEIDERS
                                     ---------------------
                                     Joseph R. Seiders
                                     Member, Savings Plan Committee

                       CDI CORPORATION 401(k) SAVINGS PLAN

                (Formerly, CDI Corporation Employee Savings Plan)

                              Financial Statements

                                       and

                             Additional Information

                                December 31, 1997

CDI CORPORATION 401(k) SAVINGS PLAN

(Formerly, CDI Corporation Employees' Savings plan)

Table of Contents

December 31, 1997 and 1996


                                                                          Page

Independent Auditors' Report  ................................................5

Financial Statements:

      Statements of Net Assets Available for

         Plan Benefits, including Fund Information............................6

      Statements of Changes in Net Assets Available for

         Plan Benefits, including Fund Information............................8

Notes to Financial Statements  ..............................................10

Schedule

      1    Schedule of Assets Held for Investment Purposes - Item 27(a)  ....14

      2    Schedule of Reportable Transactions - Item 27(d)  ................15

                          INDEPENDENT AUDITORS' REPORT

The Savings Plan Committee
CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Savings Plan of CDI Corporation (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      /s/ KPMG Peat Marwick LLP

Philadelphia, Pennsylvania
October 6, 1998

CDI CORPORATION 401(k) SAVINGS PLAN
(Formerly, CDI Corporation Employees' Savings Plan)

Statement of Net Assets Available for Plan Benefits, including Fund Information

December 31, 1997


------------------------------------------------------------------------------------------------------------------------------------
                                Guaranteed       AIM    American    Fidelity    American
                                  Income   Constell.    Balanced    Advisos      Growth    Oppenheimer   Pioneer     Loan
                                    Fund        Fund        Fund      Fund        Fund         Fund        Fund     Fund     Total
------------------------------------------------------------------------------------------------------------------------------------

Assets:
Investments                  $ 3,728,363   3,728,298   2,228,394   4,367,580   1,834,440   3,236,710  2,762,306  450,412 22,336,503
Contribution receivable           25,984      48,226      20,825      47,550      24,958      28,051     30,117        -    225,711
Due from (to) other funds              -           -         162        (452)          -      (4,004)         -        -     (4,294)
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for
plan benefits                $ 3,754,347   3,776,524   2,249,381   4,414,678   1,859,398   3,260,757  2,792,423  450,412 22,557,920
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


CDI CORPORATION 401(k) SAVINGS PLAN
(Formerly, CDI Corporation Employees' Savings Plan)

Statement of Net Assets Available for Plan Benefits, including Fund Information

December 31, 1996



                              Guaranteed       AIM      American    Fidelity     American
                                Income       Constell.  Balanced    Advisors      Growth     Oppheim.    Pioneer     Loan
                                 Fund          Fund       Fund        Fund         Fund        Fund       Fund       Fund      Total
------------------------------------------------------------------------------------------------------------------------------------

Assets:

Investments                 $  8,664,844     5,898,055  3,111,282  5,850,162   2,540,194  4,604,175  3,248,021  1,186,768 35,103,501
Cash and cash equivalents         17,160        18,946      8,596     17,907       8,282     13,923     10,483          -     95,297
Contribution receivable          358,523       331,748     44,930     78,708      49,377     56,751     59,572          -    979,609
  Due from (to) other funds        5,974         7,859      3,116      6,692       2,981      4,237      4,502    (35,361)         -
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
    plan benefits           $  9,046,501     6,256,608  3,167,924  5,953,469   2,600,834  4,679,086  3,322,578  1,151,407 36,178,407
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN
(Formerly, CDI Corporation Employees' Savings Plan)

Statement of Changes in Net Assets Available for Plan Benefits, including Fund Information

Year ended December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------
                               Guaranteed     AIM      American    Fidelity     American
                                 Income    Constell.   Balanced    Advisors      Growth    Oppheim.    Pioneer    Loan
                                  Fund        Fund       Fund        Fund         Fund       Fund        Fund     Fund       Total
------------------------------------------------------------------------------------------------------------------------------------

Additions:
Investment income              $  17,125    276,141     265,869     275,499     198,030    111,013    290,603    53,338   1,487,618
Net realized and unrealized
  appreciation                   204,559    210,094     158,020     556,881     152,209    315,062     47,167         -   1,643,992
Loan activity, net               (49,153)   (26,707)       (512)      9,885      (4,494)     6,468      7,404    57,109           -
  Contributions:
    Employee                     427,849    781,961     287,540     687,895     313,922    433,230    487,900         -   3,420,297
    Employer                      20,730     37,167      16,474      36,577      19,822     22,438     23,588         -     176,796
------------------------------------------------------------------------------------------------------------------------------------

Total additions                  621,110  1,278,656     727,391   1,566,737     679,489    888,211    856,662   110,447   6,728,703
------------------------------------------------------------------------------------------------------------------------------------

Deductions:
  Withdrawals to participants  1,317,455    422,873     213,426     376,590     257,521    335,336    274,354    44,805   3,242,360

Interfund transfers             (893,144)     4,062     142,705     309,241     108,765    330,595     (2,224)        -           -
Transfers to affiliated plan  (3,754,855)(3,600,774) (1,622,366) (3,305,549) (1,396,279)(2,568,964)(1,653,650) (819,138)(18,721,575)
Transfers from merged plans       52,190    260,845      47,153     267,370     124,110    267,165    543,411    52,501   1,614,745
------------------------------------------------------------------------------------------------------------------------------------

Net decrease                  (5,292,154)(2,480,084)  (918,543) (1,538,791)  (741,436)  (1,418,329)  (530,155) (700,995)(13,620,487)

Net assets available for plan
    benefits:

    Beginning of year          9,046,501  6,256,608   3,167,924   5,953,469   2,600,834  4,679,086  3,322,578 1,151,407  36,178,407
------------------------------------------------------------------------------------------------------------------------------------

    End of year             $  3,754,347  3,776,524   2,249,381   4,414,678   1,859,398  3,260,757  2,792,423   450,412  22,557,920
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN
(Formerly, CDI Corporation Employees' Savings Plan)

Statement of Changes in Net Assets Available for Plan Benefits, including Fund Information

Year ended December 31, 1996


--------------------------------------------------------------------------------------------------------------------------------
                                   Guaranteed                   Diversified     Aggressive      AIM       American    Fidelity
                                       Income                       Stock        Stock     Constellation  Balanced    Advisors
                                         Fund                        Fund         Fund         Fund         Fund        Fund
--------------------------------------------------------------------------------------------------------------------------------

Additions:

  Investment income (loss)         $    620,181                   140,986        (5,246)     410,120      245,259      457,524
  Net realized and unrealized
    appreciation (depreciation)               -                   947,427       524,470       23,533      (24,071)     191,311
  Loan activity, net                    (18,785)                  (91,086)      (88,388)      38,303       25,153       33,678
  Contributions:
    Employee                          1,497,199                 1,337,188       859,479      616,395      219,014      438,678
    Employer                             60,004                     7,633         3,596       69,445       29,530       52,117
--------------------------------------------------------------------------------------------------------------------------------

Total additions                       2,158,599                 2,342,148     1,293,911    1,157,796      494,885    1,173,308
--------------------------------------------------------------------------------------------------------------------------------

Deductions:
  Withdrawals to participants         1,739,940                 1,044,652       602,345       94,386       54,109       18,814

Interfund transfers                  (3,409,065)              (10,872,866)   (7,219,872)   5,193,198    2,727,148    4,798,975
Transfers from / (to) affiliated
  plan                                    6,998                   (99,281)      (90,349)           -            -            -
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)              (2,983,408)               (9,674,651)   (6,618,655)   6,256,608    3,167,924    5,953,469

Net assets available for
  plan benefits:
  Beginning of year                  12,029,909                 9,674,651     6,618,655            -             -            -
--------------------------------------------------------------------------------------------------------------------------------

End of year                        $  9,046,501                         -             -    6,256,608    3,167,924     5,953,469


See accompanying notes to financial statements.


--------------------------------------------------------------------------------------------
                                   American
                                     Growth      Oppenheimer   Pioneer       Loan
                                       Fund             Fund      Fund       Fund      Total
--------------------------------------------------------------------------------------------
Addition
Investment income (loss)             208,192     210,816      239,044           -  2,526,876
Net realized and unrealized
appreciation (depreciation)           79,270     262,344      (59,293)          -  1,944,991
Loan activity, net                    25,774      28,108       25,014     136,307    114,078
Contributions:
Employee                             221,890     276,773      295,934           -  5,762,550
Employer                              27,472      33,984       35,937           -    319,718

--------------------------------------------------------------------------------------------------------------------------------

Total additions                      562,598     812,025      536,636     136,307 10,668,213

--------------------------------------------------------------------------------------------------------------------------------

Deductions:
Withdrawals to participants           23,661       3,682       63,900           -  3,645,489

Interfund transfers                2,061,897   3,870,743    2,849,842           -
           -
Transfers from / (to) affiliated
plan                                       -           -            -           -   (182,632)

--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)            2,600,834   4,679,086    3,322,578     136,307  6,840,092

Net assets available for
plan benefits:
Beginning of year                          -           -            -   1,015,100 29,338,315

--------------------------------------------------------------------------------------------------------------------------------

End of year                        2,600,834    4,679,086  3,322,578    1,151,407  36,178,407

--------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

 CDI CORPORATION 401(k) SAVINGS PLAN

-(Formerly, CDI Corporation Employees' Savings Plan)

 Notes to Financial Statements


December 31, 1997 and 1996


                                                     (Continued)

   (1)   Description of Plan

         The following description of the Employees' Savings Plan of CDI Corporation (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         Eligibility

         The Plan is for the benefit of all employees of CDI Corporation and subsidiaries (the Company) who have attained age 21 and completed one year of service. The Plan was adopted on May 1, 1985 and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

         Plan Mergers

         Effective January 1, 1997, staff participants in the Innovative Information Systems, Inc. Savings Plan and United Engineers, Inc. 401(k) Plan (the "merged plans") were added to the Employees' Savings Plan of CDI Corporation. The assets of the Innovative Information Systems, Inc. Savings Plan and United Engineers, Inc.. 401(k) Plan were each merged into the Plan in June 1997 and October 1997, respectively. All employees who were participants in the merged plans effectively became 100% vested in their account balances under those plans. The terms of the Company contributions and the plan eligibility requirements under the merged plans were replaced in favor of those outlined n the provisions of the Employees' Savings Plan of CDI Corporation.

         Contributions

         Eligible employees may make a voluntary, tax-deferred contribution of 1% to 15% of their base salary to the Plan subject to limitations established by the Internal Revenue Code, and the Company contributes an amount equal to 30% of such contribution limited to $400 per participant. Additionally, for the Plan year ended December 31, 1996, the Company contributed an amount equal to 30% of such contribution, limited to $400, for certain participants classified as nonstaff employees at CDI Marine and Stubbs, Overbeck & Associates, Inc. For the Plan year ended December 31, 1997, no such matching contribution was made for these participants as they were transferred into the CDI Corporation Retirement Savings Plan for Nonstaff Employees (an affiliated plan) during the year.

   (1)   Continued

         Contributions are invested as directed by the employee and maintained in separate accounts for each participant.

         Investment Income

         Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

         Vesting

         A participant is vested in 100% of his or her account at all times, including the employer contribution, and can withdraw up to 100% of deferred contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue Service regulations.

         Withdrawals

         The Plan provides for distribution of the total vested amount in the participants' accounts upon termination of employment, retirement, attainment of age 59-1/2, permanent disability, or death.

         Loans

         Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts in the Stubbs, Overbeck and Associates account. The loan amount must be a minimum of $500 and may not exceed one-half of the participant's vested account balance (or $50,000, reduced by the participant's highest outstanding loan balance during the previous year, if lower). Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent, and generally require repayment within five years.

   (2)   Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

   (2)   Continued

         Cash and Cash Equivalents

         Cash and cash equivalents represent amounts contributed to the plan that as of year-end have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account. For financial statement purposes these funds have been shown as assets of the designated investment vehicle where they will ultimately be transferred.

         Investments

         Mutual funds are valued at quoted net share values which are based on the underlying market value of the investments. Security transactions are accounted for on the settlement date for securities purchased or sold. The proceeds from sales of investments are compared to cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

         Administrative Expenses

         Administrative expenses incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   (3)   Investments

         Investments consist of the following as of December 31, 1997 and 1996:

                                                        1997           1996

     Guaranteed Income Fund:
          PaineWebber Trust                       $    3,728,363      8,664,844
     AIM Constellation Fund                            3,728,298      5,898,055
     American Balanced Fund                            2,228,394      3,111,282
     Fidelity Advisors Growth Opportunities Fund       4,367,580      5,850,162
     American - The Growth Fund of America             1,834,440      2,540,194
     Oppenheimer Quest Opportunity Value Fund          3,236,710      4,604,175
     Pioneer Capital Growth Fund                       2,762,306      3,248,021
     ---------------------------------------------------------------------------

          Total                                   $   21,886,091     33,916,733
     ---------------------------------------------------------------------------


         Each of these investments represents five percent or more of the Plan's net assets for the year ended December 31,1997 and 1996, respectively.

   (4)   Transfers to Affiliated Plan

         During the Plan year ended December 31, 1997 nonstaff participants of the Plan were transferred to the CDI Corporation Retirement Savings Plan for Nonstaff Employees (affiliated plan). Upon transference of their account balances from the Plan to the affiliated plan, participants became subject to the terms and provisions of the affiliated plan.

   (5)   Federal Income Taxes

         The Internal Revenue Service has issued a letter of determination dated February 2, 1996 that the Plan is a qualified plan under Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. The plan administrator believes that the plan is currently in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan is qualified and tax exempt.

   (6)   Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

   (7)   Change in Administration of the Plan

         Effective July 1, 1996 Buck Consultants took over the recordkeeping responsibilities of the Plan from Williams, Thatcher, Rand. In October 1996 Riggs Bank N.A. was hired to function as trustee of the Plan. Prior to this, the Company had acted in the capacity of trustee of the Plan.

   (8)   Subsequent Event

         Effective October 1, 1998, other 401(k) plans maintained by the Company were merged into the Plan. Certain of the plan provisions of each of the respective merged plans will be maintained under the Plan. In addition, Putnam Investments took over recordkeeping and trustee responsibilities from those previously serving on behalf of the Plan.

   (9)   Reconciliation to Form 5500

         The Form 5500 filed by the Plan reflects distributions payable of $46,160 as a liability at December 31, 1997. This amount is included in net assets available for benefits in the accompanying financial statements as of December 31, 1997.

                                                                     Schedule 1
CDI CORPORATION 401(k) SAVINGS PLAN
(Formerly, CDI Corporation Employees' Savings Plan)

Schedule of Assets Held for Investment Purposes - Item 27(a)

December 31, 1997


-------------------------------------------------------------------------------------------------------

                                                                                             Contract /
Identity of issue                              Description                        Cost       fair value
-------------------------------------------------------------------------------------------------------
Paine Webber Trust Co.                         Guaranteed Income Fund  $     3,563,502        3,728,363
AIM Constellation Fund                         Mutual Fund                   3,712,116        3,728,298
American Balanced Fund                         Mutual Fund                   2,132,459        2,228,394
Fidelity Advisors Growth Opportunities Fund    Mutual Fund                   3,827,167        4,367,580
American - The Growth Fund of America          Mutual Fund                   1,715,194        1,834,440
Oppenheimer Quest Opportunity Value Fund       Mutual Fund                   2,858,666        3,236,710
Pioneer Capital Growth Fund                    Mutual Fund                   2,775,344        2,762,306
Loan Fund                                                                      450,412          450,412
-------------------------------------------------------------------------------------------------------

Total                                                                  $    21,034,860       22,336,503
-------------------------------------------------------------------------------------------------------

                                                                     Schedule 2
CDI CORPORATION 401(k) SAVINGS PLAN
(Formerly, CDI Corporation Employees' Savings Plan)

Schedule of Reportable Transactions - Item 27(d)

Year ended December 31, 1997


----------------------------------------------------------------------------------------------------------------------------------
Identity of                                                  No. of        Cost of   No. of      Sales      Cost of       Realized
party involved                     Description            purchases      purchases    sales   proceeds        sales    gain (loss)
----------------------------------------------------------------------------------------------------------------------------------
Paine Webber Trust Co. (A)         Guaranteed Income Fd.        237  $   1,566,392      262  6,707,432    6,667,734         39,698

Paine Webber Trust Co. (I)         Guaranteed Income Fd.          -              -        1  2,595,205    2,599,469         (4,264)

AIM Constellation Fund (A)         Mutual Fund                  275      2,441,013      229  4,820,864    4,788,771         32,093

AIM Constellation Fund (I)         Mutual Fund                    -              -        1  2,778,810    2,765,394         13,416

American Balanced Fund (A)         Mutual Fund                  214      1,025,397      164  2,066,305    2,035,412         30,893

Fidelity Advisors Growth
     Opportunities Fund (A)        Mutual Fund                  306      2,143,636      215  4,183,099    4,012,764        170,335

Fidelity Advisors Growth
     Opportunities Fund (I)        Mutual Fund                    -              -        1  2,363,575    2,306,820         56,755

American - The Growth Fund
     of America (A)                Mutual Fund                  236      1,026,305      210  1,884,268    1,814,188         70,080

Oppenheimer Quest Opportunity
     Value Fund (A)                Mutual Fund                  320      1,558,754      180  3,241,281    3,104,902        136,379

Oppenheimer Quest Opportunity
     Value Fund (I)                Mutual Fund                    -              -        1  1,977,460    1,933,003         44,457

Pioneer Capital Growth Fund (A)    Mutual Fund                  249      1,628,250      186  2,161,132    2,128,626         32,506

-----------------------------------------------------------------------------------------------------------------------------------

(A)  These represent the aggregate amount of a series of transactions which individually do not qualify as a reportable transaction.

(I)  This represents an individual reportable transaction.


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                                  EXHIBIT INDEX

         Exhibit No.            Document

              23                Consent of Independent Accountants

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                                   EXHIBIT 23

                        CONSENT OF KPMG PEAT MARWICK LLP

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


                        CONSENT OF KPMG PEAT MARWICK LLP

The Board of Directors
CDI Corp.:

We consent to the use of our report included herein.

Philadelphia, Pennsylvania
October 12, 1998


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